Filed by Sirius XM Holdings Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Pandora Media, Inc.
SEC File No.: 001-35198
Date: September 24, 2018

This filing includes a blog post from Sirius XM Holdings Inc.’s website.